





Second Quarter 2009
Earnings Release and Supplemental Information

HOME PROPERTIES®
Where Courtesy & Comfort Count

Northwood Apartments
North Plainfield, NJ

Barrington Gardens
Matawan, NJ

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
SECOND QUARTER 2009
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS SECOND QUARTER 2009 RESULTS AND DECLARES DIVIDEND
FFO Per Share Exceeds Wall Street's Mean Estimate by Four Cents

ROCHESTER, NY, AUGUST 6, 2009 – Home Properties (NYSE:HME) today released financial results for the second quarter ending June 30, 2009. All results are reported on a diluted basis.

"Despite pressure on rental revenue, the Company's focus on cost cutting contributed to Funds From Operations that was four cents higher than both our own and analysts' expectations for the second quarter," said Edward J. Pettinella, Home Properties President and CEO. "Our ongoing focus on expenses will enable Home Properties to outperform the sector as we did in the last recession."

Earnings per share ("EPS") for the quarter ended June 30, 2009 was $0.18, compared to $0.26 for the quarter ended June 30, 2008. The $0.08 decrease in EPS is primarily attributable to a $2.9 million decrease in income from continuing operations combined with a $0.8 million decrease in income from discontinued operations. EPS for the six months ended June 30, 2009 was $0.52, compared to $1.05 for the six months ended June 30, 2008. The year-over-year decrease of $0.53 per share is primarily attributable to a $16.3 million decrease in gain on disposition of property. The sale of seven properties in the first quarter of 2008 produced a gain of $29.8 million. Three properties were sold in the first quarter of 2009 for a gain of $13.5 million.

For the quarter ended June 30, 2009, Funds From Operations ("FFO") was $37.9 million, or $0.84 per share, compared to $40.2 million, or $0.89 per share, for the quarter ended June 30, 2008. Second quarter 2009 FFO of $0.84 per share was $0.04 above both the midpoint of the guidance range provided by management and analysts' mean estimate, as reported by Thomson, and equates to a 5.4% decrease from the prior year. FFO for the six months ended June 30, 2009 was $1.63 per share, compared to $1.66 in the year-ago period. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2009, same-property comparisons (for 104 "Core" properties containing 35,360 apartment units owned since January 1, 2008) reflected a decrease in total revenues of 0.2% compared to the same quarter a year ago. Net operating income ("NOI") decreased by 1.4% from the second quarter of 2008. Property level operating expenses increased by 1.7% for the quarter, primarily due to increases in repairs and maintenance and personnel, which were partially offset by a reduction in insurance, natural gas heating costs and property management general and administrative costs.

Average physical occupancy for the Core properties was 95.1% during the second quarter of 2009, compared to 95.0% during the second quarter of 2008. Average monthly rental rates increased 0.6% compared to the year-ago period.

On a sequential basis, compared to the 2009 first quarter results for the Core properties, base rental revenue (excluding utility reimbursement) was up 0.7% in the second quarter of 2009, expenses were down 9.8%, and net operating income was up 3.8%. Average physical occupancy increased 0.7% to 95.1%, and total revenue, including utility reimbursements, was 2.1% lower. The total revenue decrease in the second quarter compared to the first quarter was due to the typical seasonality from lower heating cost reimbursements. The expense decrease represented typical seasonality from lower natural gas and snow removal costs realized between the first and second quarters.

Physical occupancy for the 1,029 net apartment units acquired/developed between January 1, 2008 and June 30, 2009 (the "Recently Acquired Communities") averaged 92.0% during the second quarter of 2009, at average monthly rents of $1,174.

Year-to-Date Operating Results

For the six months ended June 30, 2009, same-property comparisons for the Core properties reflected an increase in total revenue of 0.7% and expenses of 2.2%, resulting in a 0.4% decrease in net operating income compared to the first six months of 2008. Property level operating expenses increased primarily due to increases in repairs and maintenance, personnel and real estate taxes, which were partially offset by a reduction in advertising, property insurance and property management general and administrative costs.

Average physical occupancy for the Core properties was 94.7% during the first six months of 2009, down from 95.0% a year ago, with average monthly base rents rising 1.2%.

Acquisitions/Dispositions

There were no acquisitions during the second quarter of 2009, and there are currently no plans to acquire properties for the remainder of the year.

Capital Markets Activities

As of June 30, 2009, the Company's ratio of debt-to-total market capitalization was 59.9% (based on a June 30, 2009 stock price of $34.10 to determine equity value), with $104 million outstanding on its $140 million revolving credit facility and $6.5 million of unrestricted cash on hand. Based on yesterday's closing stock price of $40.76, the price level at which the Company's stock has been trading more recently, the debt-to-total market capitalization would be 55.6%. Total debt of $2.3 billion was outstanding, at rates of interest averaging 5.4% and with staggered maturities averaging approximately six years. Approximately 93% of total indebtedness is at fixed rates. Interest coverage averaged 2.3 times during the quarter, and the fixed charge ratio averaged 2.1 times for the quarter.

The Company did not repurchase any of its common shares during the second quarter. As of June 30, 2009, the Company has Board authorization to buy back up to approximately 2.3 million additional shares of its common stock or Operating Partnership Units, although it has no current plans to do so.

Outlook

For 2009, the Company has reconfirmed the $3.16 midpoint of its guidance while tightening the range to $3.10 to $3.22 per share from $3.07 and $3.25. This conservative guidance range reflects management's current assessment of economic and market conditions for the balance of the year.

The quarterly breakdown for the balance of 2009 guidance on FFO per share results is as follows: Third quarter $0.74 to $0.80; fourth quarter $0.73 to $0.79.

Dividend Declared

On August 5, 2009, Home Properties declared a regular cash dividend on the Company's common shares of $0.67 per share for the quarter ended June 30, 2009. The cash dividend is payable on August 26, 2009 to shareholders of record on August 17, 2009 and is equivalent to an annualized rate of $2.68 per share. The current annual dividend represents a 6.6% yield based on yesterday's closing price of $40.76. Home Properties' common stock will begin trading ex-dividend on August 13, 2009.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site through the "Investor" section, e-mail or facsimile upon request.

Second Quarter 2009 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-954-0647 (International 212-231-2901). An audio replay of the call will be available through August 11, 2009, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21412430. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of its Web site, http://www.homeproperties.com.

Third Quarter 2009 Earnings Release and Conference Call

The third quarter financial results are scheduled to be released after the stock market closes on Thursday, November 5, 2009. A conference call, which will be simultaneously webcast, is scheduled for Friday, November 6, at 11:00 AM Eastern Time and is accessible following the above instructions. The passcode for that replay will be 21412431.

<u>Third Quarter 2009 Conference/Event Schedule</u>

Home Properties is scheduled to participate in BMO Capital Markets' 2009 North American Real Estate Conference, September 9-11 at the Ritz-Carlton Hotel in Chicago and in the Bank of America Merrill Lynch Conference in New York City September 30 and October 1. The Company's President and Chief Executive Officer, Edward Pettinella, will participate on a panel at each conference. Details on how to access the presentation and related materials are available at <u>http://www.homeproperties.com</u> in the "Investors" section.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 109 communities containing 37,539 apartment units. Of these, 36,389 units in 107 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at <u>http://www.homeproperties.com</u>.

Tables to follow.

Second Quarter Results:	Avg. Physical Occupancy[(a)]		2Q 2009	2Q 2009 vs. 2Q 2008 % Growth			
			Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
	2Q 2009	2Q 2008					
Core Properties[(b)]	95.1%	95.0%	$1,135	0.6%	-0.2%	1.7%	-1.4%
Acquisition Properties[(c)]	92.0%	NA	$1,174	NA	NA	NA	NA
TOTAL PORTFOLIO	95.0%	NA	$1,135	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[(a)]		YTD '09	YTD '09 vs. YTD '08 % Growth			
			Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
	YTD '09	YTD '08					
Core Properties[(b)]	94.7%	95.0%	$1,136	1.2%	0.7%	2.2%	-0.4%
Acquisition Properties[(c)]	91.4%	NA	$1,172	NA	NA	NA	NA
TOTAL PORTFOLIO	94.6%	NA	$1,136	NA	NA	NA	NA

[(a)] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[(b)] Core Properties includes 104 properties with 35,360 apartment units owned throughout 2008 and 2009.

[(c)] Acquisition Properties consist of 3 properties with 1,029 apartment units acquired/developed subsequent to January 1, 2008.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2009	**2008**	**2009**	**2008**
Rental income	$ 117,538	$ 114,034	$ 234,299	$ 226,971
Property other income	8,980	9,946	21,424	21,658
Interest income	6	19	14	139
Other income	90	86	368	278
Total revenues	126,614	124,085	256,105	249,046
Operating and maintenance	51,612	49,691	108,775	103,806
General and administrative	6,249	6,620	12,138	12,838
Interest	30,257	28,795	60,810	58,813
Depreciation and amortization	30,243	27,842	60,290	55,316
Total expenses	118,361	112,948	242,013	230,773
Income from continuing operations	8,253	11,137	14,092	18,273
Discontinued operations				
Income (loss) from operations	45	867	(4,244)	219
Gain (loss) on disposition of property	(16)	(1)	13,493	29,848
Discontinued operations	29	866	9,249	30,067
Net income	8,282	12,003	23,341	48,340
Net income attributable to noncontrolling interest	(2,262)	(3,552)	(6,419)	(14,237)
Net income available to common shareholders	$ 6,020	$ 8,451	$ 16,922	$ 34,103
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 6,020	$ 8,451	$ 16,922	$ 34,103
Real property depreciation and amortization	29,629	28,207	59,050	56,158
Noncontrolling interest	2,262	3,552	6,419	14,237
(Gain) loss on disposition of property, net of noncontrolling interest	16	1	(13,493)	(29,848)
Loss from early extinguishment of debt in connection with sale of real estate	-	-	4,927	1,384
FFO - basic and diluted [1]	$ 37,927	$ 40,211	$ 73,825	$ 76,034

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. In 2009 and 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2009	**2008**	**2009**	**2008**
FFO – basic, diluted and Operating [2]	$ 37,927	$ 40,211	$ 73,825	$ 76,034
FFO – basic, diluted and Operating [2]	$ 37,927	$ 40,211	$ 73,825	$ 76,034
Recurring non-revenue generating capital expenses	(7,278)	(7,197)	(14,605)	(14,437)
AFFO [3]	$ 30,649	$ 33,014	$ 59,220	$ 61,597
Weighted average shares/units outstanding:				
Shares – basic	32,868.8	31,642.0	32,777.0	31,927.9
Shares – diluted	32,919.4	32,111.8	32,811.4	32,342.1
Shares/units – basic [4]	45,227.0	44,960.3	45,211.3	45,306.7
Shares/units – diluted [4]	45,277.6	45,430.2	45,245.7	45,720.8
Per share/unit:				
Net income – basic	$0.18	$0.27	$0.52	$1.07
Net income – diluted	$0.18	$0.26	$0.52	$1.05
FFO – basic	$0.84	$0.89	$1.63	$1.68
FFO – diluted and Operating [2]	$0.84	$0.89	$1.63	$1.66
AFFO and Operating AFFO [2] [3]	$0.68	$0.73	$1.31	$1.35
Common Dividend paid	$0.67	$0.66	$1.34	$1.32

[2] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges.

[3] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 and $780 per apartment unit in 2009 and 2008, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2009	December 31, 2008
Land	$ 511,404	$ 515,610
Construction in progress, including land	146,301	111,039
Buildings, improvements and equipment	3,219,647	3,245,741
	3,877,352	3,872,390
Accumulated depreciation	(684,663)	(636,970)
Real estate, net	3,192,689	3,235,420
Cash and cash equivalents	6,473	6,567
Cash in escrows	28,418	27,904
Accounts receivable	11,568	14,078
Prepaid expenses	11,174	16,277
Deferred charges	9,660	11,360
Other assets	3,667	5,488
Total assets	$ 3,263,649	$ 3,317,094
Mortgage notes payable	$ 2,067,698	$ 2,112,331
Exchangeable senior notes	135,138	134,169
Line of credit	104,000	71,000
Accounts payable	20,921	23,731
Accrued interest payable	10,770	10,845
Accrued expenses and other liabilities	26,909	32,043
Security deposits	20,773	21,443
Total liabilities	2,386,209	2,405,562
Stockholders' equity	636,500	650,778
Noncontrolling interest	240,940	260,754
Total equity	877,440	911,532
Total liabilities and equity	$ 3,263,649	$ 3,317,094
Total shares/units outstanding:		
Common stock	33,040.3	32,431.3
Operating partnership units	12,336.3	12,821.2
	45,376.6	45,252.5

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

OWNED COMMUNITY RESULTS

SECOND QUARTER 2009						2Q '09 versus 2Q '08 % Growth				
	# of Units	Date Acquired	2Q '09 Rent/Mo.	2Q '09 Occup.	2Q '08 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '09 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,080	93.4%	93.4%	2.4%	0.8%	1.8%	0.2%	
Canterbury Apartments	618	7/16/1999	$ 940	94.4%	93.1%	0.8%	0.0%	1.9%	-1.1%	
Country Village	344	4/30/1998	$ 892	96.5%	96.3%	-0.2%	-2.6%	5.3%	-7.7%	
Dunfield Townhomes	312	11/1/2007	$ 1,079	96.4%	93.2%	2.5%	7.7%	1.0%	11.5%	
Falcon Crest	396	7/16/1999	$ 974	92.3%	94.3%	0.4%	-2.9%	1.2%	-4.9%	
Fox Hall Apartments	720	3/29/2007	$ 825	91.0%	92.6%	-2.2%	-1.0%	-5.1%	3.0%	
Gateway Village	132	7/16/1999	$ 1,283	95.1%	95.5%	1.2%	-1.2%	1.6%	-2.7%	
Heritage Woods	164	10/4/2006	$ 1,020	96.4%	95.1%	-0.5%	2.9%	6.4%	0.9%	
Mill Towne Village Apts	384	5/31/2001	$ 867	95.2%	94.9%	0.3%	-2.1%	8.6%	-8.9%	
Morningside Heights	1,050	4/30/1998	$ 872	92.5%	92.1%	-0.5%	-1.5%	3.6%	-4.1%	
Owings Run	504	7/16/1999	$ 1,180	95.7%	94.6%	0.6%	2.5%	1.4%	3.1%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,171	94.6%	93.5%	2.6%	3.5%	-0.4%	6.1%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,065	90.3%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,291	91.3%	91.6%	0.0%	3.3%	8.7%	0.7%	
The Coves at Chesapeake	469	11/20/2006	$ 1,189	93.2%	89.0%	-1.5%	4.2%	0.9%	6.3%	
Timbercroft Townhomes	284	7/16/1999	$ 885	99.2%	99.5%	5.0%	0.7%	2.4%	-0.4%	
Top Field	156	10/4/2006	$ 1,184	95.7%	95.2%	3.1%	4.0%	6.9%	2.5%	
Village Square Townhomes	370	7/16/1999	$ 1,139	92.9%	92.9%	-2.3%	-2.8%	2.1%	-5.1%	
Woodholme Manor	177	3/31/2001	$ 856	95.9%	93.4%	2.4%	8.0%	-6.4%	20.6%	
Total Baltimore Region	7,814		$ 1,005	93.8%	93.4%	0.5%	0.6%	1.6%	0.0%	19.8%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,511	94.4%	95.6%	2.8%	1.3%	-7.3%	6.4%	
Highland House	172	5/31/2006	$ 1,152	94.7%	96.5%	0.7%	1.1%	16.2%	-10.1%	
Liberty Place	107	6/6/2006	$ 1,405	97.3%	97.1%	1.7%	3.3%	5.3%	2.0%	
Stone Ends	280	2/12/2003	$ 1,223	97.3%	96.3%	0.1%	2.0%	1.9%	2.0%	
The Heights at Marlborough	348	9/7/2006	$ 1,167	95.6%	96.5%	2.1%	2.9%	27.7%	-13.5%	
The Meadows at Marlborough	264	9/7/2006	$ 1,140	96.1%	96.6%	-0.4%	-0.9%	29.0%	-20.5%	
The Townhomes of Beverly	204	2/15/2007	$ 1,452	95.5%	95.3%	1.3%	0.6%	-2.2%	2.6%	
The Village at Marshfield	276	3/17/2004	$ 1,136	96.9%	94.4%	-2.0%	-1.8%	6.3%	-6.4%	
Westwoods	35	4/30/2007	$ 1,254	94.2%	97.4%	2.2%	-1.3%	34.0%	-24.0%	
Total Boston Region	2,382		$ 1,303	95.6%	95.9%	1.3%	1.0%	6.9%	-2.6%	7.3%
Chicago Region										
Blackhawk	371	10/20/2000	$ 883	96.3%	95.1%	0.0%	0.7%	-14.4%	22.9%	
Courtyards Village	224	8/29/2001	$ 834	97.9%	98.1%	1.6%	-5.8%	-8.8%	-2.8%	
Cypress Place	192	12/27/2000	$ 947	98.2%	97.2%	-0.3%	-0.1%	-5.6%	5.9%	
The Colony	783	9/1/1999	$ 889	94.9%	97.6%	-0.8%	-2.9%	-8.6%	3.1%	
The New Colonies	672	6/23/1998	$ 726	95.5%	96.1%	0.7%	-3.5%	-24.1%	14.1%	
Total Chicago Region	2,242		$ 839	95.9%	96.8%	0.0%	-2.5%	-13.1%	8.8%	4.2%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,011	94.3%	94.7%	-2.3%	-4.4%	2.4%	-10.5%	
Vinings at Hampton Village	168	7/7/2004	$ 1,116	94.9%	92.3%	-2.5%	4.2%	-3.6%	13.4%	
Total Florida Region	836		$ 1,032	94.4%	94.2%	-2.3%	-2.6%	1.0%	-6.0%	1.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,220	95.5%	96.5%	2.6%	-0.8%	-0.4%	-1.2%	
Cambridge Village	82	3/1/2002	$ 1,669	97.3%	98.3%	1.6%	3.2%	2.5%	3.7%	
Devonshire Hills	297	7/16/2001	$ 1,677	96.8%	97.1%	-1.4%	-2.1%	4.9%	-5.5%	
Hawthorne Court	434	4/4/2002	$ 1,367	97.2%	97.5%	-1.7%	-0.9%	-6.7%	4.8%	
Heritage Square	80	4/4/2002	$ 1,672	95.7%	96.6%	0.8%	-1.9%	4.7%	-7.2%	
Holiday Square	144	5/31/2002	$ 1,178	94.6%	96.2%	1.8%	-1.2%	5.7%	-6.0%	
Lake Grove Apartments	368	2/3/1997	$ 1,372	97.6%	95.7%	-2.3%	-0.2%	-0.4%	-0.1%	
Mid- Island Estates	232	7/1/1997	$ 1,317	96.4%	95.1%	0.0%	-0.2%	10.6%	-8.1%	
Sayville Commons	342	7/15/2005	$ 1,536	97.0%	94.7%	1.7%	4.5%	4.1%	4.8%	
South Bay Manor	61	9/11/2000	$ 1,611	98.0%	89.4%	-1.5%	4.9%	-4.3%	13.0%	
Southern Meadows	452	6/29/2001	$ 1,363	96.7%	93.9%	0.9%	5.5%	3.5%	7.3%	
Stratford Greens	359	3/1/2002	$ 1,420	96.9%	96.3%	-1.4%	-1.1%	-5.9%	2.4%	
Westwood Village Apts	242	3/1/2002	$ 2,334	95.7%	97.9%	2.4%	-1.3%	5.1%	-5.4%	
Woodmont Village Apts	96	3/1/2002	$ 1,275	97.0%	95.0%	-5.0%	-0.1%	10.3%	-5.6%	
Yorkshire Village Apts	40	3/1/2002	$ 1,762	97.3%	97.2%	3.0%	0.3%	-5.6%	5.8%	
Total Long Island Region	3,389		$ 1,488	96.7%	96.0%	-0.1%	0.5%	1.2%	0.1%	11.7%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,184	95.7%	97.3%	2.0%	1.7%	15.0%	-4.4%	
Redbank Village	500	7/7/1998	$ 860	96.6%	95.5%	2.0%	0.7%	1.5%	0.1%	
Total Maine Region	620		$ 923	96.4%	96.0%	2.0%	0.9%	4.3%	-1.1%	1.4%

OWNED COMMUNITY RESULTS

SECOND QUARTER 2009						2Q '09 versus 2Q '08 % Growth				
	# of Units	Date Acquired	2Q '09 Rent/Mo.	2Q '09 Occup.	2Q '08 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,127	95.3%	96.2%	7.1%	4.5%	-2.7%	10.5%	
Chatham Hill Apartments	308	1/30/2004	$ 1,710	93.3%	94.2%	-0.8%	-1.6%	-18.5%	7.5%	
East Hill Gardens	33	7/7/1998	$ 1,479	97.9%	96.3%	-1.4%	-3.3%	6.4%	-8.2%	
Hackensack Gardens	198	3/1/2005	$ 1,068	91.5%	93.0%	6.0%	5.1%	4.1%	6.1%	
Jacob Ford Village	270	2/15/2007	$ 1,128	94.9%	93.1%	3.6%	1.9%	3.0%	1.3%	
Lakeview	106	7/7/1998	$ 1,355	92.9%	98.2%	0.7%	-4.8%	-2.2%	-6.3%	
Northwood Apartments	134	1/30/2004	$ 1,315	95.3%	93.7%	0.6%	3.1%	-2.0%	7.5%	
Oak Manor	77	7/7/1998	$ 1,776	93.9%	99.3%	-0.7%	-5.1%	14.1%	-13.0%	
Pleasant View	1,142	7/7/1998	$ 1,145	92.7%	92.9%	-1.5%	-0.2%	6.1%	-4.2%	
Pleasure Bay	270	7/7/1998	$ 1,046	95.2%	94.9%	-2.9%	-4.9%	-8.9%	-1.9%	
Royal Gardens Apartments	550	5/28/1997	$ 1,222	95.0%	94.0%	-1.3%	1.2%	2.3%	0.6%	
Wayne Village	275	7/7/1998	$ 1,384	96.9%	94.9%	0.3%	2.0%	-5.4%	6.8%	
Windsor Realty	67	7/7/1998	$ 1,194	94.6%	98.3%	1.2%	2.0%	23.5%	-10.3%	
Total New Jersey Region	3,578		$ 1,240	94.1%	94.2%	-0.1%	0.1%	0.0%	0.1%	10.9%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 833	94.2%	97.6%	0.5%	-4.3%	10.5%	-17.3%	
Castle Club	158	3/15/2000	$ 954	93.0%	95.4%	1.0%	-1.1%	7.1%	-7.7%	
Chesterfield	247	9/23/1997	$ 915	95.4%	93.5%	-0.9%	-3.9%	8.7%	-14.2%	
Curren Terrace	318	9/23/1997	$ 884	95.2%	94.5%	-2.4%	-2.3%	-5.2%	0.7%	
Glen Brook	174	7/28/1999	$ 818	91.9%	91.4%	-0.7%	-2.6%	5.0%	-10.2%	
Glen Manor	174	9/23/1997	$ 802	96.5%	93.6%	0.2%	3.7%	6.2%	1.4%	
Golf Club	399	3/15/2000	$ 1,079	93.3%	96.6%	2.3%	-0.5%	2.4%	-2.1%	
Hill Brook Place	274	7/28/1999	$ 855	94.9%	94.8%	-2.5%	-2.9%	12.3%	-16.4%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,105	91.6%	92.4%	4.5%	-2.3%	4.2%	-7.1%	
Home Properties of Devon	631	3/15/2000	$ 1,096	94.6%	92.8%	-1.3%	1.5%	5.8%	-1.0%	
Home Properties of Newark	432	7/16/1999	$ 873	95.3%	93.6%	-0.7%	-3.2%	-4.0%	-2.6%	
New Orleans Park	442	7/28/1999	$ 863	94.9%	94.4%	0.3%	-3.2%	7.4%	-11.5%	
Racquet Club	466	7/7/1998	$ 1,030	96.0%	94.5%	-0.8%	-2.7%	14.1%	-13.7%	
Racquet Club South	103	5/27/1999	$ 886	97.2%	94.7%	-1.8%	0.2%	15.2%	-11.8%	
Ridley Brook	244	7/28/1999	$ 917	93.9%	94.7%	1.2%	4.1%	6.4%	2.2%	
Sherry Lake	298	7/23/1998	$ 1,184	95.2%	95.1%	-0.7%	0.0%	4.2%	-2.1%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,106	97.4%	96.9%	0.4%	0.4%	4.5%	-2.3%	
The Landings	384	11/25/1996	$ 989	95.5%	96.0%	-0.5%	-3.8%	3.4%	-8.0%	
Trexler Park	250	3/15/2000	$ 1,055	92.9%	95.1%	0.3%	-6.8%	3.5%	-13.8%	
Trexler Park West	216	8/15/2008	$ 1,231	95.8%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,114	94.4%	96.7%	-0.5%	-7.0%	-4.4%	-9.0%	
Total Philadelphia Region	6,195		$ 994	94.7%	94.6%	-0.1%	-2.0%	4.7%	-6.7%	14.6%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,273	96.5%	96.5%	1.2%	0.7%	4.8%	-1.8%	
Cider Mill	864	9/27/2002	$ 1,107	94.5%	96.8%	1.7%	-1.2%	5.2%	-5.9%	
Cinnamon Run	511	12/28/2005	$ 1,188	96.5%	96.8%	1.3%	0.4%	-2.9%	2.0%	
East Meadow	150	8/1/2000	$ 1,282	99.2%	96.6%	-1.0%	-1.0%	-0.2%	-1.4%	
Elmwood Terrace	504	6/30/2000	$ 920	92.4%	94.9%	1.5%	-1.3%	4.5%	-6.1%	
Falkland Chase	450	9/10/2003	$ 1,359	94.3%	94.1%	0.6%	0.8%	4.2%	-0.7%	
Mount Vernon Square	1,387	12/27/2006	$ 1,193	95.7%	96.1%	3.1%	-1.2%	1.3%	-2.5%	
Orleans Village	851	11/16/2000	$ 1,324	94.7%	97.3%	2.6%	-1.3%	5.5%	-5.1%	
Park Shirlington	294	3/16/1998	$ 1,296	96.9%	96.5%	3.3%	4.1%	-5.8%	11.3%	
Peppertree Farm	879	12/28/2005	$ 1,175	93.0%	94.1%	2.9%	-1.5%	1.5%	-3.4%	
Seminary Hill	296	7/1/1999	$ 1,248	97.0%	97.3%	2.5%	-1.1%	-2.2%	-0.1%	
Seminary Towers	541	7/1/1999	$ 1,291	95.3%	95.3%	1.0%	-1.2%	0.4%	-2.3%	
Tamarron Apartments	132	7/16/1999	$ 1,453	98.1%	94.7%	1.1%	7.1%	2.0%	9.7%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,256	97.6%	89.6%	-1.4%	7.5%	8.3%	7.1%	
The Manor - MD	435	8/31/2001	$ 1,215	93.0%	91.4%	3.9%	2.4%	10.6%	-2.5%	
The Manor - VA	198	2/19/1999	$ 1,032	96.2%	96.1%	-1.5%	-1.5%	3.5%	-5.4%	
The Sycamores	185	12/16/2002	$ 1,342	97.6%	97.9%	-0.6%	0.9%	8.1%	-2.8%	
Virginia Village	344	5/31/2001	$ 1,256	98.9%	97.4%	2.4%	4.7%	2.4%	6.1%	
West Springfield	244	11/18/2002	$ 1,417	97.4%	97.5%	-0.6%	-1.1%	7.4%	-4.8%	
Westchester West	345	12/30/2008	$ 1,285	91.7%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,175	92.9%	93.3%	2.9%	3.0%	10.8%	-1.5%	
Total Washington DC Region	9,333		$ 1,220	95.2%	95.7%	1.9%	0.1%	3.0%	-1.6%	28.4%
TOTAL OWNED PORTFOLIO	**36,389**		**$ 1,135**	**95.0%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**35,360**		**$ 1,135**	**95.1%**	**95.0%**	**0.6%**	**-0.2%**	**1.7%**	**-1.4%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

OWNED COMMUNITY RESULTS

June YTD

	# of Units	Date Acquired	YTD '09 Rent/Mo.	YTD '09 Occup.	YTD '08 Occup.	YTD '09 versus YTD '08 % Growth				YTD '09 % Co. NOI
						Rental Rates[1]	Total Revenue	Total Expense	Total NOI	
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,085	92.6%	94.2%	4.5%	2.1%	3.0%	1.6%	
Canterbury Apartments	618	7/16/1999	$ 938	94.0%	92.9%	0.8%	-0.7%	-2.9%	0.8%	
Country Village	344	4/30/1998	$ 896	95.4%	95.6%	0.9%	-0.6%	2.2%	-2.6%	
Dunfield Townhomes	312	11/1/2007	$ 1,076	96.2%	93.9%	2.5%	6.1%	-0.4%	10.0%	
Falcon Crest	396	7/16/1999	$ 975	93.1%	93.0%	0.5%	-0.1%	-1.3%	0.6%	
Fox Hall Apartments	720	3/29/2007	$ 831	90.9%	94.3%	-1.6%	1.7%	-5.6%	9.2%	
Gateway Village	132	7/16/1999	$ 1,275	95.8%	96.0%	1.1%	-1.1%	2.5%	-2.9%	
Heritage Woods	164	10/4/2006	$ 1,021	95.6%	95.9%	0.8%	1.4%	3.1%	0.5%	
Mill Towne Village Apts	384	5/31/2001	$ 867	93.7%	94.5%	0.9%	-1.2%	4.8%	-5.3%	
Morningside Heights	1,050	4/30/1998	$ 874	92.0%	92.8%	0.1%	-1.2%	-2.7%	-0.4%	
Owings Run	504	7/16/1999	$ 1,182	95.4%	95.4%	1.3%	1.0%	-1.6%	2.3%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,170	94.1%	95.1%	3.4%	1.6%	-0.6%	3.1%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,062	89.5%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,298	90.6%	92.9%	1.6%	0.5%	5.8%	-2.0%	
The Coves at Chesapeake	469	11/20/2006	$ 1,190	92.4%	90.2%	-0.6%	2.4%	9.4%	-1.5%	
Timbercroft Townhomes	284	7/16/1999	$ 874	99.2%	99.3%	4.3%	0.6%	-0.1%	1.0%	
Top Field	156	10/4/2006	$ 1,184	96.1%	95.5%	4.1%	7.4%	6.7%	7.7%	
Village Square Townhomes	370	7/16/1999	$ 1,141	93.8%	94.4%	-1.3%	-1.4%	1.7%	-2.9%	
Woodholme Manor	177	3/31/2001	$ 852	95.3%	92.7%	1.5%	6.3%	-6.8%	18.3%	
Total Baltimore Region	7,814		$ 1,006	93.4%	94.0%	1.2%	1.0%	0.2%	1.4%	20.0%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,507	94.7%	95.6%	3.3%	2.1%	-6.8%	8.5%	
Highland House	172	5/31/2006	$ 1,149	95.9%	96.7%	1.1%	1.5%	16.0%	-8.9%	
Liberty Place	107	6/6/2006	$ 1,407	97.6%	94.5%	1.8%	6.1%	3.7%	7.9%	
Stone Ends	280	2/12/2003	$ 1,226	96.9%	94.9%	0.1%	2.8%	1.6%	3.5%	
The Heights at Marlborough	348	9/7/2006	$ 1,171	94.9%	96.4%	2.5%	2.5%	12.9%	-6.5%	
The Meadows at Marlborough	264	9/7/2006	$ 1,145	95.8%	96.9%	0.5%	0.0%	15.3%	-13.2%	
The Townhomes of Beverly	204	2/15/2007	$ 1,453	94.4%	95.0%	1.4%	-0.7%	4.8%	-4.9%	
The Village at Marshfield	276	3/17/2004	$ 1,144	95.1%	93.9%	-1.3%	-0.5%	5.3%	-4.0%	
Westwoods	35	4/30/2007	$ 1,259	95.9%	97.3%	3.2%	1.5%	15.0%	-9.0%	
Total Boston Region	2,382		$ 1,304	95.3%	95.5%	1.7%	1.6%	3.9%	0.0%	7.1%
Chicago Region										
Blackhawk	371	10/20/2000	$ 887	95.7%	95.6%	0.6%	-1.7%	-6.3%	4.4%	
Courtyards Village	224	8/29/2001	$ 836	96.4%	98.0%	2.3%	-1.6%	-5.9%	2.8%	
Cypress Place	192	12/27/2000	$ 948	96.8%	97.2%	0.3%	0.7%	-5.2%	7.7%	
The Colony	783	9/1/1999	$ 893	94.5%	97.0%	0.1%	-1.9%	-7.2%	3.6%	
The New Colonies	672	6/23/1998	$ 727	95.5%	96.2%	1.2%	-1.7%	-10.1%	5.5%	
Total Chicago Region	2,242		$ 841	95.4%	96.7%	0.7%	-1.5%	-7.4%	4.6%	4.1%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,014	95.0%	93.7%	-2.5%	-4.8%	-2.7%	-7.0%	
Vinings at Hampton Village	168	7/7/2004	$ 1,120	95.7%	93.7%	-2.6%	0.3%	-7.3%	9.2%	
Total Florida Region	836		$ 1,035	95.2%	93.7%	-2.5%	-3.7%	-3.7%	-3.7%	1.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,215	94.8%	93.6%	2.1%	2.3%	-7.3%	13.0%	
Cambridge Village	82	3/1/2002	$ 1,663	98.1%	99.0%	2.0%	5.0%	4.8%	5.2%	
Devonshire Hills	297	7/16/2001	$ 1,669	97.1%	96.6%	-1.6%	0.2%	6.7%	-3.1%	
Hawthorne Court	434	4/4/2002	$ 1,368	96.6%	96.0%	-1.9%	-0.7%	0.3%	-1.6%	
Heritage Square	80	4/4/2002	$ 1,672	95.6%	97.6%	1.4%	-1.3%	6.4%	-7.4%	
Holiday Square	144	5/31/2002	$ 1,179	95.9%	97.3%	2.0%	0.0%	8.4%	-5.9%	
Lake Grove Apartments	368	2/3/1997	$ 1,383	96.3%	95.2%	-1.4%	1.5%	3.9%	-0.1%	
Mid- Island Estates	232	7/1/1997	$ 1,314	97.5%	96.1%	-0.1%	2.8%	10.4%	-3.4%	
Sayville Commons	342	7/15/2005	$ 1,531	96.4%	94.6%	1.7%	4.4%	5.6%	3.5%	
South Bay Manor	61	9/11/2000	$ 1,615	97.0%	91.7%	-1.4%	2.0%	1.8%	2.2%	
Southern Meadows	452	6/29/2001	$ 1,365	95.7%	94.0%	1.2%	4.6%	5.1%	4.1%	
Stratford Greens	359	3/1/2002	$ 1,426	96.1%	96.8%	-0.6%	-1.2%	-4.5%	1.5%	
Westwood Village Apts	242	3/1/2002	$ 2,354	95.1%	97.8%	3.6%	2.2%	7.0%	-1.1%	
Woodmont Village Apts	96	3/1/2002	$ 1,268	96.6%	92.6%	-6.1%	3.7%	13.0%	-1.9%	
Yorkshire Village Apts	40	3/1/2002	$ 1,760	96.6%	98.2%	3.7%	1.7%	-2.5%	6.0%	
Total Long Island Region	3,389		$ 1,490	96.2%	95.8%	0.2%	1.7%	3.5%	0.3%	11.9%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,193	96.4%	97.0%	2.8%	3.7%	2.4%	4.4%	
Redbank Village	500	7/7/1998	$ 862	95.2%	95.1%	2.9%	1.7%	2.9%	0.8%	
Total Maine Region	620		$ 926	95.5%	95.6%	2.9%	2.2%	2.8%	1.8%	1.4%

OWNED COMMUNITY RESULTS

June YTD	# of Units	Date Acquired	YTD '09 Rent/Mo.	YTD '09 Occup.	YTD '08 Occup.	YTD '09 versus YTD '08 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,115	94.9%	96.3%	7.2%	3.8%	3.4%	4.1%	
Chatham Hill Apartments	308	1/30/2004	$ 1,709	94.2%	95.1%	0.1%	-0.2%	-3.1%	1.3%	
East Hill Gardens	33	7/7/1998	$ 1,483	96.3%	97.6%	-1.5%	-4.0%	18.6%	-16.8%	
Hackensack Gardens	198	3/1/2005	$ 1,058	91.4%	91.7%	5.6%	6.8%	7.0%	6.6%	
Jacob Ford Village	270	2/15/2007	$ 1,127	96.2%	93.9%	4.0%	5.5%	-2.2%	12.3%	
Lakeview	106	7/7/1998	$ 1,352	92.5%	98.1%	1.2%	-4.4%	4.5%	-11.2%	
Northwood Apartments	134	1/30/2004	$ 1,318	95.1%	94.4%	1.3%	2.1%	-4.8%	9.8%	
Oak Manor	77	7/7/1998	$ 1,775	94.5%	97.5%	-0.2%	-2.0%	16.6%	-12.0%	
Pleasant View	1,142	7/7/1998	$ 1,148	92.6%	93.6%	-0.8%	-0.8%	13.1%	-10.5%	
Pleasure Bay	270	7/7/1998	$ 1,051	93.4%	92.0%	-2.6%	-1.3%	-1.4%	-1.3%	
Royal Gardens Apartments	550	5/28/1997	$ 1,226	94.9%	95.0%	-0.2%	0.6%	6.0%	-3.6%	
Wayne Village	275	7/7/1998	$ 1,388	96.4%	95.3%	0.9%	2.0%	1.0%	2.6%	
Windsor Realty	67	7/7/1998	$ 1,191	96.0%	95.8%	0.4%	4.8%	12.1%	-1.0%	
Total New Jersey Region	3,578		$ 1,241	94.0%	94.4%	0.5%	0.6%	5.5%	-3.0%	10.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 833	90.9%	95.5%	1.2%	-3.9%	8.0%	-15.8%	
Castle Club	158	3/15/2000	$ 951	94.6%	94.3%	1.2%	1.3%	3.4%	-0.7%	
Chesterfield	247	9/23/1997	$ 919	96.1%	94.4%	0.2%	1.0%	7.7%	-5.0%	
Curren Terrace	318	9/23/1997	$ 888	94.5%	92.2%	-2.6%	1.5%	3.1%	-0.2%	
Glen Brook	174	7/28/1999	$ 826	92.6%	92.0%	0.2%	0.3%	2.4%	-2.2%	
Glen Manor	174	9/23/1997	$ 804	95.7%	94.3%	1.0%	2.5%	1.0%	4.0%	
Golf Club	399	3/15/2000	$ 1,081	93.1%	95.5%	3.4%	1.1%	3.4%	-0.4%	
Hill Brook Place	274	7/28/1999	$ 862	95.2%	94.6%	-1.4%	-1.9%	5.4%	-9.2%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,098	92.1%	93.2%	4.6%	0.4%	1.0%	-0.1%	
Home Properties of Devon	631	3/15/2000	$ 1,101	92.8%	93.9%	-0.4%	-2.8%	5.0%	-7.8%	
Home Properties of Newark	432	7/16/1999	$ 875	94.8%	94.3%	0.3%	1.0%	-1.7%	3.2%	
New Orleans Park	442	7/28/1999	$ 867	93.8%	94.0%	1.1%	-0.9%	6.3%	-7.9%	
Racquet Club	466	7/7/1998	$ 1,032	95.5%	95.9%	0.1%	-3.2%	9.8%	-12.1%	
Racquet Club South	103	5/27/1999	$ 899	94.5%	95.5%	0.8%	-1.1%	10.2%	-11.3%	
Ridley Brook	244	7/28/1999	$ 919	94.2%	94.1%	1.8%	4.0%	2.0%	6.0%	
Sherry Lake	298	7/23/1998	$ 1,185	94.8%	94.1%	0.5%	0.2%	2.2%	-0.9%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,105	98.1%	97.3%	1.1%	1.6%	-0.5%	2.9%	
The Landings	384	11/25/1996	$ 990	96.1%	96.1%	0.6%	2.1%	2.9%	1.6%	
Trexler Park	250	3/15/2000	$ 1,055	92.5%	93.7%	0.9%	-5.7%	6.2%	-14.7%	
Trexler Park West	216	8/15/2008	$ 1,236	94.2%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,126	94.3%	96.3%	1.4%	-4.0%	-7.5%	-1.0%	
Total Philadelphia Region	6,195		$ 997	94.2%	94.6%	0.8%	-0.7%	3.3%	-3.8%	14.7%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,272	97.6%	96.0%	1.3%	2.1%	3.3%	1.4%	
Cider Mill	864	9/27/2002	$ 1,109	94.3%	96.4%	2.3%	-0.9%	4.2%	-4.8%	
Cinnamon Run	511	12/28/2005	$ 1,188	96.4%	96.9%	1.6%	1.0%	-2.9%	2.8%	
East Meadow	150	8/1/2000	$ 1,286	99.3%	96.8%	-1.1%	1.3%	-0.8%	2.6%	
Elmwood Terrace	504	6/30/2000	$ 919	91.6%	93.7%	1.8%	-0.1%	1.0%	-1.2%	
Falkland Chase	450	9/10/2003	$ 1,362	92.6%	93.8%	1.5%	-0.6%	4.3%	-2.9%	
Mount Vernon Square	1,387	12/27/2006	$ 1,194	94.4%	95.8%	3.7%	0.4%	3.2%	-1.1%	
Orleans Village	851	11/16/2000	$ 1,323	95.5%	96.5%	2.7%	1.1%	3.8%	-0.5%	
Park Shirlington	294	3/16/1998	$ 1,294	96.5%	96.8%	4.3%	5.3%	0.7%	8.6%	
Peppertree Farm	879	12/28/2005	$ 1,173	93.1%	92.9%	2.9%	2.3%	3.5%	1.4%	
Seminary Hill	296	7/1/1999	$ 1,250	97.1%	96.7%	2.7%	0.9%	2.4%	-0.2%	
Seminary Towers	541	7/1/1999	$ 1,294	94.6%	94.9%	1.9%	1.8%	4.7%	-0.5%	
Tamarron Apartments	132	7/16/1999	$ 1,459	97.3%	95.0%	1.7%	4.1%	0.3%	5.9%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,263	96.8%	89.8%	-0.5%	8.9%	2.4%	12.4%	
The Manor - MD	435	8/31/2001	$ 1,212	92.3%	92.1%	4.4%	2.0%	5.1%	0.0%	
The Manor - VA	198	2/19/1999	$ 1,037	96.2%	95.9%	0.7%	1.9%	5.4%	-0.9%	
The Sycamores	185	12/16/2002	$ 1,349	97.0%	96.5%	0.2%	0.9%	2.5%	0.1%	
Virginia Village	344	5/31/2001	$ 1,258	98.2%	97.2%	3.2%	3.2%	-1.7%	6.8%	
West Springfield	244	11/18/2002	$ 1,426	96.3%	97.8%	0.7%	-0.4%	10.3%	-5.0%	
Westchester West	345	12/30/2008	$ 1,281	92.0%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,169	93.1%	94.5%	3.2%	1.9%	3.7%	0.9%	
Total Washington DC Region	9,333		$ 1,220	94.8%	95.3%	2.4%	1.4%	3.0%	0.3%	29.0%
TOTAL OWNED PORTFOLIO	**36,389**		**$ 1,136**	**94.6%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**35,360**		**$ 1,136**	**94.7%**	**95.0%**	**1.2%**	**0.7%**	**2.2%**	**-0.4%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Second Quarter 2009 vs. First Quarter 2009

Region	% Units	2Q '09	1Q '09	Variance
Washington	25.4%	95.3%	94.5%	0.8%
Baltimore	20.8%	94.0%	93.3%	0.7%
New Jersey, Long Island	19.7%	95.4%	94.9%	0.5%
Philadelphia	16.9%	94.6%	93.8%	0.8%
Boston	6.7%	95.6%	95.1%	0.5%
Chicago	6.3%	95.9%	94.8%	1.1%
Florida	2.4%	94.4%	95.9%	-1.5%
Other	1.8%	96.4%	94.7%	1.7%
Total Core	100.0%	95.1%	94.4%	0.7%

Year over Year Comparison
Second Quarter 2009 vs. Second Quarter 2008

Region	% Units	2Q '09	2Q '08	Variance
Washington	25.4%	95.3%	95.7%	-0.4%
Baltimore	20.8%	94.0%	93.4%	0.6%
New Jersey, Long Island	19.7%	95.4%	95.1%	0.3%
Philadelphia	16.9%	94.6%	94.6%	0.0%
Boston	6.7%	95.6%	95.9%	-0.3%
Chicago	6.3%	95.9%	96.8%	-0.9%
Florida	2.4%	94.4%	94.2%	0.2%
Other	1.8%	96.4%	96.0%	0.4%
Total Core	100.0%	95.1%	95.0%	0.1%

June vs. Quarter Comparison

Region	% Units	Jun '09	2Q '09	Variance
Washington	25.4%	95.5%	95.3%	0.2%
Baltimore	20.8%	93.9%	94.0%	-0.1%
New Jersey, Long Island	19.7%	95.6%	95.4%	0.2%
Philadelphia	16.9%	94.1%	94.6%	-0.5%
Boston	6.7%	95.2%	95.6%	-0.4%
Chicago	6.3%	96.1%	95.9%	0.2%
Florida	2.4%	93.5%	94.4%	-0.9%
Other	1.8%	97.3%	96.4%	0.9%
Total Core	100.0%	95.1%	95.1%	0.0%

Net Operating Results - Core Properties

Sequential Results
Second Quarter 2009 vs. First Quarter 2009

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington	25.4%	1.2%	-2.6%	-7.3%	0.5%
Baltimore	20.8%	0.7%	-1.4%	-4.5%	0.5%
New Jersey, Long Island	19.7%	0.5%	-2.2%	-16.1%	10.5%
Philadelphia	16.9%	0.2%	-4.0%	-10.1%	1.4%
Boston	6.7%	0.7%	1.2%	-10.1%	10.8%
Chicago	6.3%	1.3%	-2.3%	-11.2%	6.7%
Florida	2.4%	-0.8%	-0.1%	-0.2%	0.0%
Other	1.8%	0.8%	1.1%	-1.1%	2.5%
Total Core	100.0%	0.7%	-2.1%	-9.8%	3.8%

Year Over Year Results
Second Quarter 2009 vs. Second Quarter 2008

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington	25.4%	1.6%	0.1%	3.0%	-1.6%
Baltimore	20.8%	1.1%	0.6%	1.6%	0.0%
New Jersey, Long Island	19.7%	0.5%	0.3%	0.6%	0.1%
Philadelphia	16.9%	-0.5%	-2.0%	4.7%	-6.7%
Boston	6.7%	1.1%	1.0%	6.9%	-2.6%
Chicago	6.3%	-0.5%	-2.5%	-13.1%	8.8%
Florida	2.4%	-1.5%	-2.6%	1.0%	-6.0%
Other	1.8%	1.4%	0.9%	4.2%	-1.0%
Total Core	100.0%	0.7%	-0.2%	1.7%	-1.4%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	2Q '09	1Q '09	4Q '08	3Q '08	2Q '08	1Q '08	Year '08	Year '07	Year '06
Employment related	**16.4%**	17.7%	15.6%	14.5%	15.2%	15.6%	15.2%	16.1%	15.6%
Transfer w/in HME	**12.4%**	13.8%	14.2%	9.8%	8.2%	10.6%	10.7%	8.3%	8.2%
Eviction/skip	**12.2%**	16.6%	15.1%	13.8%	13.0%	16.4%	14.6%	14.6%	14.2%
Home purchase	**12.2%**	9.9%	11.7%	12.4%	12.6%	11.1%	12.0%	15.5%	18.5%
Domestic Situation	**10.4%**	6.2%	6.4%	10.0%	10.0%	7.5%	8.5%	9.2%	8.9%
Location convenience/ apartment size	**10.0%**	8.3%	9.0%	10.0%	11.0%	11.0%	10.3%	13.7%	12.4%

Traffic - Core   **Turnover - Core**

Region	Traffic 2Q '09 vs. 2Q '08	Traffic YTD '09 vs. YTD '08	Signed Leases 2Q '09 vs. 2Q '08	Signed Leases YTD '09 vs. YTD '08	2Q '09	2Q '08	YTD '09	YTD '08
Baltimore	1%	-1%	-1%	2%	10.5%	11.6%	18.7%	21.1%
Boston	-2%	-3%	-10%	-8%	10.7%	11.0%	19.4%	19.7%
Chicago	-19%	-8%	-14%	-7%	11.2%	13.3%	21.6%	23.4%
Florida	-43%	-34%	-14%	-14%	14.2%	10.5%	25.0%	23.4%
Long Island	-7%	-3%	-22%	-16%	8.8%	11.2%	15.8%	17.5%
Maine	13%	-3%	-1%	-2%	11.6%	12.7%	21.8%	22.6%
New Jersey	9%	7%	-2%	10%	10.3%	9.9%	18.6%	17.0%
Philadelphia	2%	0%	-25%	-18%	13.0%	11.9%	20.9%	20.9%
Washington	5%	-2%	-1%	-17%	9.0%	9.9%	16.8%	18.7%
Total Core	-1%	-2%	-10%	-10%	10.5%	11.1%	18.8%	19.8%

Bad Debt as % of Rent and Utility Recovery - Core

2Q '09	2Q '08	YTD '09	YTD '08
1.06%	1.13%	1.18%	1.10%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	2Q '09	2Q '08	Qtr Variance	% Variance	YTD '09	YTD '08	YTD Variance	% Variance
Rent	$ 113,177	$ 112,339	$ 838	0.7%	$ 225,561	$ 223,621	$ 1,940	0.9%
Utility recovery	3,593	4,593	(1,000)	(21.8%)	10,927	11,193	(266)	(2.4%)
Rent including recoveries	116,770	116,932	(162)	(0.1%)	236,488	234,814	1,674	0.7%
Other income	5,194	5,240	(46)	(0.9%)	10,097	10,025	72	0.7%
Total income	121,964	122,172	(208)	(0.2%)	246,585	244,839	1,746	0.7%
Operating & maintenance	(49,339)	(48,498)	(841)	(1.7%)	(104,010)	(101,761)	(2,249)	(2.2%)
Net Core NOI	$ 72,625	$ 73,674	$ (1,049)	(1.4%)	$ 142,575	$ 143,078	$ (503)	(0.4%)
Physical Occupancy %	95.1%	95.0%	0.1%		94.7%	95.0%	(0.3%)	
Weighted Avg Rent per Unit	$ 1,135	$ 1,128	$ 7	0.6%	$ 1,136	$ 1,123	$ 14	1.2%

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.5%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	2Q '09	2Q '08	Qtr Variance	% Variance	YTD '09	YTD '08	YTD Variance	% Variance
Electricity	$ 2,031	$ 1,863	$ (168)	-9.0%	$ 4,428	$ 3,966	$ (462)	-11.6%
Gas	2,968	3,332	364	10.9%	11,887	11,675	(212)	-1.8%
Water & sewer	3,402	3,302	(100)	-3.0%	6,807	6,721	(86)	-1.3%
Repairs & maintenance	8,314	7,347	(967)	-13.2%	14,149	13,141	(1,008)	-7.7%
Personnel expense	12,034	11,187	(847)	-7.6%	23,865	22,544	(1,321)	-5.9%
Advertising	1,027	1,097	70	6.4%	2,049	2,192	143	6.5%
Legal & professional	440	403	(37)	-9.2%	813	720	(93)	-12.9%
Office & telephone	1,335	1,420	85	6.0%	2,865	2,950	85	2.9%
Property insurance	1,865	2,821	956	33.9%	4,263	5,641	1,378	24.4%
Real estate taxes	11,495	11,100	(395)	-3.6%	23,291	22,254	(1,037)	-4.7%
Snow	22	24	2	8.3%	711	530	(181)	-34.2%
Trash	861	859	(2)	-0.2%	1,719	1,701	(18)	-1.1%
Property management G & A	3,546	3,743	197	5.3%	7,163	7,726	563	7.3%
Total Core	$ 49,340	$ 48,498	$ (842)	-1.7%	$ 104,010	$ 101,761	$ (2,249)	-2.2%

Discontinued Operations

(\$ in thousands)

The operating results of discontinued operations are summarized as follows for the three and six months ended June 30, 2009 and 2008:

	2Q '09	2Q '08	Year '09	Year '08
Revenues:				
Rental income	\$ 19	\$ 4,184	\$ 731	\$ 9,046
Property other income	21	410	42	893
Total revenues	40	4,594	773	9,939
Expenses:				
Operating and maintenance	(5)	2,055	520	4,840
Interest expense [1]	-	689	4,497	2,824
Depreciation and amortization	-	983	-	2,056
Total expenses	(5)	3,727	5,017	9,720
Income (loss) from discontinued operations	\$ 45	\$ 867	\$ (4,244)	\$ 219

[1] Includes prepayment penalties of \$4,927 and \$1,384 in 2009 and 2008, respectively.

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2009 Acquisitions							

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2008 Acquisitions							
Saddle Brooke	Baltimore	MD	10/29/2008	468	6.7%	$ 51.5	$ 109,955
Westchester West	NoVA/DC	MD	12/30/2008	345	6.9%	49.0	141,939
			Total 2008	**813**	**6.8%**	**$ 100.4**	**$ 123,528**
		Total 2009 and 2008 Acquisitions		**813**	**6.8%**	**$ 100.4**	**$ 123,528**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2009 Sales							
Regency Club	New Jersey	NJ	1/30/2009	372	7.3%	$ 39.9	$ 107,277
Lakeshore Villas	Hudson Valley	NY	1/30/2009	152	8.4%	11.5	75,631
Sunset Gardens	Hudson Valley	NY	1/30/2009	217	8.0%	16.4	75,631
			Total 2009	**741**	**7.6%**	**$ 67.8**	**$ 91,518**

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2008 Sales							
Carriage Hill Apartments	Hudson Valley	NY	1/31/2008	140	6.7%	$ 15.1	$ 107,750
Long Island: 5 Properties [2]	Long Island	NY	2/1/2008	363	6.1%	42.0	115,749
Mill Company Gardens	Portland	ME	2/21/2008	95	6.3%	7.4	77,747
Village Square	Philadelphia	PA	10/15/2008	128	6.5%	13.1	102,289
Valley View	Philadelphia	PA	12/22/2008	177	8.8%	10.5	59,073
Westchester Portfolio: 6 Properties [3]	Hudson Valley	NY	12/30/2008	324	7.3%	36.4	112,404
			Total 2008	**1,227**	**6.8%**	**$ 124.5**	**$ 101,431**
		Total 2009 and 2008 Sales		**1,968**	**7.1%**	**$ 192.3**	**$ 97,699**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.
(2) Consists of East Winds Apartments, Coventry Village, Maple Tree, Terry Apartments and Rider Terrace.
(3) Consists of Bari Manor, Hudson View Estates, Sherwood Townhomes, Sparta Green, Sherwood House and Patricia Apartments.

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2008	As of 12/31/2008	12/31/2008 % of Units	Net Acquired/ Developed in 2009	As of 6/30/2009	Current % of Units
Suburban Washington	DC	345	9,333	25.14%	0	9,333	25.65%
Baltimore	MD	468	7,814	21.04%	0	7,814	21.47%
Suburban New York City	NY/NJ	-827	7,708	20.76%	-741	6,967	19.15%
Philadelphia	PA	-257	6,195	16.68%	0	6,195	17.02%
Boston	MA	0	2,382	6.42%	0	2,382	6.55%
Chicago	IL	0	2,242	6.04%	0	2,242	6.16%
Florida	FL	0	836	2.25%	0	836	2.30%
Portland	ME	-95	620	1.67%	0	620	1.70%
Total		**-366**	**37,130**	**100.0%**	**-741**	**36,389**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	06/30/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Blackhawk		M&T Realty - Freddie Mac	5.060	12,609,830	12/01/09	0.42
Braddock Lee		Prudential-Fannie Mae	4.575	20,246,470	01/01/10	0.51
Elmwood Terrace		Centerline - Fannie Mae	5.300	20,049,120	01/01/10	0.51
Glen Manor		Prudential-Fannie Mae	5.065	5,510,534	01/01/10	0.51
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	10,645,817	01/01/10	0.51
Lakeview		Prudential-Fannie Mae	4.575	8,238,091	01/01/10	0.51
Pleasure Bay		Prudential-Fannie Mae	4.575	14,321,732	01/01/10	0.51
Ridley Brook		Prudential-Fannie Mae	4.865	9,172,041	01/01/10	0.51
Windsor Realty		Prudential-Fannie Mae	4.575	4,434,545	01/01/10	0.51
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	0.84
East Meadow Apartments - 2nd		M&T Realty - Freddie Mac	5.550	5,975,005	05/01/10	0.84
Selford Townhomes - 2nd		M&T Realty - Freddie Mac	5.550	4,568,131	05/01/10	0.84
Seminary Hill - 2nd		M&T Realty - Freddie Mac	5.550	10,312,452	05/01/10	0.84
South Bay/Woodmont - 2nd		M&T Realty - Freddie Mac	5.550	5,668,087	05/01/10	0.84
Tamarron Apartments - 2nd		M&T Realty - Freddie Mac	5.550	7,637,314	05/01/10	0.84
The Manor (VA) - 2nd		M&T Realty - Freddie Mac	5.550	6,682,897	05/01/10	0.84
Cider Mill - 1st	(1)	Deutsche Bank - Freddie Mac	4.720	39,141,359	10/01/10	1.25
Cider Mill - 2nd		Deutsche Bank - Freddie Mac	5.180	17,340,419	10/01/10	1.25
Cider Mill - 3rd		Deutsche Bank - Freddie Mac	4.810	8,801,294	10/01/10	1.25
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	1.25
The Heights at Marlborough - 1st	(1)	Deutsche Bank - Freddie Mac	5.420	21,594,946	10/01/10	1.25
The Heights at Marlborough - 2nd		Deutsche Bank - Freddie Mac	4.890	5,247,281	10/01/10	1.25
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	1.25
William Henry		NorthMarq - Freddie Mac	5.310	21,470,785	12/01/10	1.42
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	1.51
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	1.51
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	1.51
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	1.51
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	1.51
Sherry Lake		Capmark - Freddie Mac	5.180	18,508,325	01/01/11	1.51
Bayview Apartments		M&T Realty - Freddie Mac	4.950	10,989,604	03/01/11	1.67
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	18,327,082	03/01/11	1.67
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	20,376,496	04/01/11	1.75
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	9,989,444	04/01/11	1.75
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	229,716	05/01/11	1.84
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	20,154,299	08/01/11	2.09
Lake Grove - 1st		Prudential-Fannie Mae	6.540	24,800,984	12/01/11	2.42
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	10,712,833	12/01/11	2.42
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	86,398,977	01/01/12	2.51
Multi-Property Notes Pay		Seller Financing	4.000	249,499	02/01/12	2.59
Timbercroft III - 1st		Capmark - HUD	8.000	392,835	02/01/12	2.59
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,374,402	05/01/12	2.84
Gateway Village		Prudential-Fannie Mae	6.885	6,575,455	05/01/12	2.84
The Colonies		Prudential-Fannie Mae	7.110	19,030,584	06/01/12	2.92
Woodholme Manor		Prudential-Fannie Mae	7.165	3,546,404	07/01/12	3.01
Liberty Place	(1)	CW Capital- Fannie Mae	5.710	6,119,333	11/01/12	3.34
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,521,336	03/01/13	3.67
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,382,553	03/01/13	3.67
Barrington Gardens		Wachovia - Freddie Mac	4.960	11,270,314	04/01/13	3.76
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,072,351	04/01/13	3.76
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	27,659,811	05/01/13	3.84
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,936,897	05/01/13	3.84
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	4.17
Heritage Woods Apts	(1)	MMA Realty - Fannie Mae	5.290	4,898,509	09/01/13	4.18
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	27,333,089	11/01/13	4.34
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,252,120	11/01/13	4.34
Falkland Chase		Centerline - Fannie Mae	5.480	12,588,801	04/01/14	4.76
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	24,598,010	04/01/14	4.76
Hawthorne Court		Centerline - Fannie Mae	5.270	35,596,537	07/01/14	5.01
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,887,354	10/01/14	5.26
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	10,036,953	10/01/14	5.26
Westchester West - 1st	(1)	Deutsche Bank - Freddie	6.150	27,059,300	03/01/15	5.67
Westchester West - 2nd	(1)	Deutsche Bank - Freddie	6.640	7,536,978	03/01/15	5.67
Stratford Greens		North Fork Bank	5.750	31,850,241	07/01/15	6.01
Sayville Commons		M&T Realty - Freddie Mac	5.000	40,949,804	08/01/15	6.09
Cypress Place Apartments		Prudential-Fannie Mae	6.555	10,383,493	11/01/15	6.34
Golf Club Apartments		Prudential-Fannie Mae	6.380	33,503,044	11/01/15	6.34
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	6.42
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	51,243,682	01/01/16	6.51
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,305,960	01/01/16	6.51
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	78,874,119	01/01/16	6.51
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,929,436	01/01/16	6.51
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	52,207,855	02/01/16	6.59
Devonshire - 1st		Wachovia - Fannie Mae	5.600	38,188,343	04/01/16	6.76
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,486,630	04/01/16	6.76
Mid-Island		Prudential-Fannie Mae	5.480	19,869,144	04/01/16	6.76
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	42,988,061	04/01/16	6.76

PROPERTY		LENDER	INTEREST RATE	06/30/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
Country Village		Centerline - Fannie Mae	5.520	19,164,530	06/01/16	6.93
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	7.93
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	8.18
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	8.35
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.810	39,285,000	12/01/17	8.43
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	8.51
Seminary Towers Apartments		Prudential-Fannie Mae	5.485	53,515,000	07/01/18	9.01
Bonnie Ridge - 1st		Prudential Life	6.600	12,703,690	12/15/18	9.47
Bonnie Ridge - 2nd		Prudential Life	6.160	18,295,300	12/15/18	9.47
Bonnie Ridge - 3rd		Prudential Life	6.070	25,407,281	12/15/18	9.47
Westwood Village		M&T Realty - Freddie Mac	5.680	47,738,691	01/01/19	9.51
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,681,019	01/01/19	9.51
The Sycamores		M&T Realty - Freddie Mac	5.710	21,783,703	01/01/19	9.51
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,448,122	06/01/19	9.93
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,662,089	06/01/19	9.93
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,600,000	07/01/19	10.01
Dunfield Townhomes		Centerline - HUD	5.250	12,509,623	09/01/28	19.19
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	6,173,590	01/01/29	19.52
Westwoods	(1)	Capstone Realty - HUD	5.940	3,625,218	06/01/34	24.94
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,136,516	11/01/34	25.36
WTD AVG - FIXED SECURED			**5.779**	2,011,923,517		**5.04**
VARIABLE RATE SECURED						
Falkland Chase BMA Index + 1.10 Adjusts Weekly		MontCtyHOC-Fannie Mae	1.238	24,695,000	10/01/30	21.27
Virginia Village - Freddie 30d Ref + 1.99 Adjusts Monthly		Wachovia - Freddie Mac	2.120	31,079,594	07/01/15	6.01
WTD AVG - VARIABLE SECURED			**1.729**	55,774,594		**12.77**
WTD AVG - TOTAL SECURED DEBT			**5.670**	2,067,698,111		**5.25**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			4.125	135,138,293	11/01/26	17.35
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit Adjusts Daily 30 LIBOR + 75		M and T Bank et. al.	1.059	104,000,000	09/01/09	0.17
TOTAL COMBINED DEBT			**5.371**	**$ 2,306,836,404**		**5.73**
% OF PORTFOLIO - FIXED				**93.1%**		

WTG AVG - TOTAL SECURED DEBT	**5.670**	**5.25**
WTD AVG - TOTAL PORTFOLIO	**5.371**	**5.73**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES

Beechwood Gardens	160	Southern Meadows	452
Cambridge Village	82	Stone Ends Apts	280
Courtyards Village	224	The Colony	783
East Hill Gardens	33	The Coves at Chesapeake	469
Gardencrest	696	The Landings	384
Glen Brook	177	The Townhomes of Beverly	204
Heritage Square	80	The Village at Marshfield	276
Holiday Square	144	Trexler Park West	216
Jacob Ford Village	270	Wayne Village Apartments	275
Liberty Commons	120	Woodleaf Apartments	228
Morningside Heights	1050	Yorkshire Village	40
Racquet Club South	103		
Total Unencumbered Properties:	**23**	**Total Units:**	**6,746**

FIXED RATE - MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	% OF TOTAL
2009	12,609,830	5.06	**0.63%**
2010	331,490,318	5.69	**16.48%**
2011	300,081,784	6.13	**14.92%**
2012	128,687,489	5.94	**6.40%**
2013	206,326,980	6.00	**10.26%**
2014	96,707,655	5.36	**4.81%**
2015	161,957,859	5.83	**8.05%**
2016	318,257,760	5.45	**15.82%**
2017	157,524,000	5.78	**7.83%**
2018	154,921,270	5.78	**7.70%**
2019 - 2042	143,358,572	5.79	**7.13%**
TOTAL	$ 2,011,923,517	5.78	**100.00%**

Recurring Capital Expenditure Summary

Effective January 1, 2009, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $800 per apartment unit compared to $780 per apartment unit in the prior year. This new amount better reflects current actual costs since the last update.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,436	9	$ 160	$ 13	$ 173
Blinds/shades	135	3	45	7	52
Carpets/cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace/air (HVAC)	824	24	34	105	139
Hot water heater	260	7	37	-	37
Interior painting	-		-	205	205
Kitchen/bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool/exercise facility	119	15	8	54	62
Windows major	1,505	20	75	-	75
Miscellaneous [6]	385	17	23	-	23
Total	$ 8,428		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule.

[4] Includes computers, office equipment/furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 and $780 per unit is spent on recurring capital expenditures in 2009 and 2008, respectively. During the three months ended June 30, 2009 and 2008, approximately $200 and $195 per unit, respectively, was estimated to be spent on recurring capital expenditures. For the six months ended June 30, 2009 and 2008, approximately $400 and $390 per unit, respectively, was estimated to be spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements for the three and six months ended June 30, 2009 as follows:

For the three months ended June 30, 2009
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 75	$ 2	$ 75	$ 2
Major building improvements	1,139	31	2,466	68	3,605	99
Roof replacements	298	8	756	21	1,054	29
Site improvements	406	11	895	25	1,301	36
Apartment upgrades	1,574	44	3,708	103	5,282	147
Appliances	995	28	-	-	995	28
Carpeting/flooring	1,999	55	506	14	2,505	69
HVAC/mechanicals	642	18	1,392	38	2,034	56
Miscellaneous	181	5	399	11	580	16
Totals	$ 7,234	$ 200	$ 10,197	$ 282	$ 17,431	$ 482

[a] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the three months ended June 30, 2009.

For the six months ended June 30, 2009
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[b]	Non-Recurring Cap Ex	Per Unit[b]	Total Capital Improvements	Per Unit[b]
New buildings	$ -	$ -	$ 595	$ 16	$ 595	$ 16
Major building improvements	2,278	63	4,042	112	6,320	175
Roof replacements	596	16	841	24	1,437	40
Site improvements	796	22	894	25	1,690	47
Apartment upgrades	2,988	83	8,797	243	11,785	326
Appliances	2,167	60	34	1	2,201	61
Carpeting/Flooring	3,997	110	1,108	31	5,105	141
HVAC/mechanicals	1,284	36	2,682	73	3,966	109
Miscellaneous	362	10	908	25	1,270	35
Totals	$ 14,468	$ 400	$ 19,901	$ 550	$ 34,369	$ 950

[b] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the six months ended June 30, 2009.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2009

($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(c)]	Non-Recurring Cap Ex	Per Unit[(c)]	Total Capital Improvements	Per Unit[(c)]
Core Communities	$ 7,071	$ 200	$ 9,535	$ 270	$ 16,606	$ 470
2008 Acquisition Communities	163	200	662	814	825	1,014
Sub-total	7,234	200	10,197	282	17,431	482
2009 Disposed Communities	-	-	-	-	-	-
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [(1)]	-	-	-	-	452	-
	$ 7,234	$ 200	$ 10,197	$ 282	$ 17,883	$ 482

[(c)] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the three months ended June 30, 2009.

For the six months ended June 30, 2009

(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(d)]	Non-Recurring Cap Ex	Per Unit[(d)]	Total Capital Improvements	Per Unit[(d)]
Core Communities	$ 14,143	$ 400	$ 18,959	$ 536	$ 33,102	$ 936
2008 Acquisition Communities	325	400	942	1,158	1,267	1,558
Sub-total	14,468	400	19,901	550	34,369	950
2009 Disposed Communities	49	400	126	1,025	175	1,425
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [(1)]	-	-	-	-	762	-
	$ 14,517	$ 400	$ 20,027	$ 552	$ 35,306	$ 952

[(1)] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture, fixtures and leasehold improvements.

[(d)] Calculated using the weighted average number of units owned, including 35,360 core units, 2008 acquisition units of 813 and 2009 disposed units of 123 for the six months ended June 30, 2009.

Adjusted Net Operating Income - Core Properties

($ in thousands)

	Quarter 6/30/2009	Quarter 6/30/2008	Change
Net Operating Income	$ 72,625	$ 73,674	-1.4%
Less: Non Recurring Cap Ex @ 6%	(572)	-	-
Adjusted Net Operating Income	$ 72,053	$ 73,674	-2.2%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of June 30, 2009
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
1200 East West Highway Silver Spring, MD	High Rise	247	$ 79,000	$ 319.8	$ 55,221	2Q 07	1Q 10	1Q 10	n/a
The Courts at Huntington Station Alexandria, VA	Podium	421	130,500	310.0	60,354	1Q 08	1Q 10	2Q 11	n/a
Total		668	$ 209,500	$ 313.6					
Pre-construction:									
Falkland North Silver Spring, MD	High Rise	tbd	tbd	tbd	1,782	tbd	tbd	tbd	n/a
Ripley Street * Silver Spring, MD	High Rise	300	tbd	tbd	17,601	tbd	tbd	tbd	n/a
Total					$ 134,958				

* Preliminary estimates. A site plan for construction of up to 314 apartment units has been filed. More detail will be provided in subsequent quarters.

Home Properties Cash Flow Projection *

	12/31/08	2009	2010	2011
Beginning cash on hand (line of credit balance)		$ (71,000)	$ (52,000)	$ 10,000
FFO (2009 at midpoint, 2010 no increase, 2011 +5%)		143,000	143,000	150,000
Non-cash expense add-back to arrive at FFO cash flow		11,000	11,000	11,000
Normal capital replacements		(29,000)	(29,000)	(29,000)
Dividends (kept constant at current $2.68 run rate)		(121,000)	(121,000)	(121,000)
Cash flow after normal cap ex and dividends		4,000	4,000	11,000
Stock buy back		-	-	-
Stock issuance		-	-	-
Upgrading & repositioning cap ex		(50,000)	(50,000)	(65,000)
Acquisitions		-	(100,000)	(100,000)
Secured financing assumed or placed new		-	70,000	70,000
Net cash flow used for acquisitions		-	(30,000)	(30,000)
Disposition gross proceeds - named		110,000	-	-
Disposition debt		(42,000)	-	-
Disposition gross proceeds - unnamed		-	50,000	50,000
Disposition debt - unnamed		-	(25,000)	(25,000)
Net cash flow provided from dispositions		68,000	25,000	25,000
Development needs for projects in pipeline		(63,000)	(41,000)	(6,000)
Debt Activity				
Required mortgage principle amortization		(25,000)	(25,000)	(25,000)
Maturing secured debt - per Feb 2009 published average debt schedule		(19,000)	(333,000)	(301,000)
Refinance certain 2010 and 2011 maturities in 2009		(225,000)	206,000	19,000
Net 2009 maturities as adjusted		(244,000)		
Refinance certain 2011 maturities in 2010			(184,000)	184,000
Net 2010 maturities as adjusted			(311,000)	
Net 2011 maturities as adjusted				(98,000)
Maturing convertible senior notes		-	-	(140,000)
Net cash flow used for debt reductions		(269,000)	(336,000)	(263,000)
Gross proceeds from refinancing net 2009 maturities as adjusted		252,000		
Gross proceeds from refinancing net 2010 maturities as adjusted			490,000	
Gross proceeds from refinancing net 2011 maturities as adjusted				121,000
Secured debt on properties from unencumbered pool		77,000	-	125,000
Net cash flow provided from debt increases		329,000	490,000	246,000
Net cash flow		19,000	62,000	(82,000)
Ending cash on hand (line of credit balance)	$ (71,000)	$ (52,000)	$ 10,000	$ (72,000)
Debt statistics and ratios at period end				
Debt to total market cap (based on bank covenants, not equity trading value)	57.5%	58.4%	60.3%	61.7%
Unencumbered pool as % of total property	19.6%	19.7%	20.7%	17.1%

*Assumptions and projections detailed in this presentation are for discussion purposes only. Data does not constitute guidance. Certain assumptions have been made to "stress" the balance sheet.

2009 Earnings Guidance

Restatement of 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Restatement of 2008 FFO for APB 14-1					
FFO per share - **2008** actual reported per NAREIT definition	$0.7920	$0.8993	$0.8555	$1.0177	$3.5652
Increased interest expense	($0.0137)	($0.0142)	($0.0143)	($0.0118)	($0.0541)
Reduced gain on early extinguishment of debt	$0.0000	$0.0000	$0.0000	($0.0570)	($0.0567)
FFO per share - **2008** actual per NAREIT definition as restated	$0.7783	$0.8851	$0.8412	$0.9489	$3.4544
Restatement of 2008 "Operating FFO" for APB 14-1					
Operating FFO per share - **2008** actual reported	$0.7920	$0.8993	$0.8555	$1.1060	$3.6530
Increased interest expense from APB 14-1	($0.0137)	($0.0142)	($0.0143)	($0.0118)	($0.0541)
Reduced gain on early extinguishment of debt - APB 14-1	$0.0000	$0.0000	$0.0000	($0.0570)	($0.0567)
Operating FFO per share - **2008** actual as restated	$0.7783	$0.8851	$0.8412	$1.0372	$3.5422

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. In the fourth quarter of 2008, the Company recorded a non-cash charge of $4 million for impairment on an affordable property in Columbus, Ohio where Home Properties is the general partner owning a 0.01% interest. This $4 million non-cash charge reduced FFO by $0.088 per share in 2008. The Company expects 2009 FFO and Operating FFO to be the same.

Both FFO and Operating FFO have been restated to reflect the mandatory adoption of FASB Staff Position APB 14-1, which requires companies to expense on a current and retroactive basis certain implied costs of the option value inherent in convertible debt beginning January 1, 2009. Adoption of APB 14-1 will result in the recognition of non-cash charges which will have no material impact on the company's debt coverage ratios or debt covenants.

Specifically, additional interest expense of approximately 5.5 cents will be recorded in the 2008 restatement. In addition, the $13.9 million gain on early extinguishment of debt recorded in the fourth quarter of 2008 will be restated to an $11.3 million gain. The economics of the gain transaction have not changed, only the accounting treatment.

For 2009, there is an additional $1.9 million of interest expense to be recorded from APB 14-1, or approximately 4 cents per share for the year, or one cent per quarter, reflected in the 2009 numbers below.

2009 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2009 compared to 2008 based on NAREIT definition					
FFO per share - **2009** guidance per NAREIT definition	$0.794	$0.838	$.74 - $.80	$.73 - $.79	$3.10 - $3.22
Actual result / Midpoint of guidance	$0.794	$0.838	$0.77	$0.76	$3.16
FFO per share - **2008** actual per NAREIT definition **as restated**	$0.778	$0.885	$0.841	$0.949	$3.454
Positive (negative) growth projected	2.0%	-5.3%	-8.5%	-19.9%	-8.5%
2009 compared to 2008 based on "Operating FFO"					
FFO per share - **2009** Operating FFO	$0.794	$0.838	$.74 - $.80	$.73 - $.79	$3.10 - $3.22
Actual result / Midpoint of guidance	$0.794	$0.838	$0.77	$0.76	$3.16
Operating FFO per share - **2008** actual **as restated**	$0.778	$0.885	$0.841	$1.037	$3.542
Positive (negative) growth projected	2.0%	-5.3%	-8.5%	-26.7%	-10.7%

2009 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
Assumptions for mid-point of guidance:					
Same store revenue growth	1.6%	-0.2%	-0.5%	-1.6%	-0.2%
Same store expense growth	2.6%	1.7%	1.2%	-2.7%	0.7%
Same store NOI growth	0.8%	-1.4%	-1.8%	-0.7%	-0.8%
Same store **2009** physical occupancy	94.4%	95.1%	94.7%	94.4%	94.6%
Same store **2008** physical occupancy	94.9%	95.0%	95.0%	94.9%	94.9%
Change in occupancy	-0.5%	0.1%	-0.3%	-0.5%	-0.3%